

January 16, 2015

Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

> **Re:** **Euronav NV**
> **Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed January 15, 2015**
> **File No. 333-198625**

Dear Mr. Rodgers:

We have reviewed your response to our prior comment letter to you dated November 14, 2014 and have the following additional comments.

Recent and Other Developments, page 12

1. We note from the disclosure on page 12 and elsewhere in the registration statement, that on October 1, 2014, the TI Pool in which you own approximately a 40% interest and Frontline, a company not affiliated with you, announced the formation of VLCC Chartering Ltd., a new chartering joint venture that has access to the combined fleets of Frontline and the TI Pool, including your vessels that operate in the TI Pool. We also note that VLCC Chartering Ltd. commenced operations on October 6, 2014. Please tell us and revise your disclosure on page 12 to explain the ownership interest in VLCC Chartering Ltd. that you will own as a result of this transaction and your planned accounting treatment for your investment in VLCC Chartering Ltd. in your IFRS financial statements. Note 17 to your interim financial statements should be similarly revised to include these disclosures.

Capitalization, page 58

2. Please revise the introductory paragraph to your capitalization disclosures on page 58 to also disclose that your capitalization disclosures on an "as adjusted" basis also give effect to the acquisition of the last Maersk Acquisition Vessel, the *Sandra*, for an aggregate amount of $78.0 million, of which a remaining payment of $70.2 million was made, consistent with the disclosures in footnote (1) to the table on page 59.

Properties, page 170

3. We note that the amount of lease payments made under your lease agreements with Reslea N.V., an entity controlled by Saverco, and Nea Dimitra Ktimatiki Kai Emporiki S.A., an entity controlled by Ceres Shipping, of $207,215 and $218,319, respectively do not agree to the amounts disclosed in Note 22 to your financial statements on page F-84. Please reconcile and revise these disclosures. Also, please revise the notes to your audited financial statements to disclose the nature and significant terms of the subleasing transactions with related parties described in the last two paragraphs on page 170 as required by paragraph 18 of IAS 24 or explain why you do not believe this is required.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Gary J. Wolfe, Esq.